U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Feinberg, Larry N.
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   (Last)                           (First)             (Middle)

c/o Oracle Strategic Partners, L.P.
200 Greenwich Avenue, 3rd Floor
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                                    (Street)

Greenwich, CT 06830
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

Halsey Drug Co., Inc. ("HDGC")
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3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

October 21, 2002
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5.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

                           ------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                               5.
                                                                                               Amount of        6.
                                                                 4.                            Securities       Owner-
                         2.          2A.            3.           Securities Acquired (A) or    Beneficially     ship
                         Trans-      Deemed         Trans-       Disposed of (D)               Owned            Form:     7.
                         action      Execution      action       (Instr. 3, 4 and 5)           Following        Direct    Nature of
                         Date        Date, if any   Code         ----------------------------- Reported         (D) or    Indirect
1.                       (Month/     (Month/        (Instr. 8)                (A)              Transaction(s)   Indirect  Beneficial
Title of Security        Day/        Day/           ----------     Amount     or      Price    (Instr. 3        (I)       Ownership
(Instr. 3)               Year)       Year)          Code    V                 (D)              and 4)           (Instr.4) (Instr. 4)
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

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                                                                     SEC 1474 (3-00)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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
                                                                                5.                                  7.
                                                                                Number of                           Title and Amount
                                                                                Derivative      6.                  of Underlying
                                                                     4.         Securities      Date                Securities
                               2.                       3A.          Trans-     Acquired (A)    Exercisable and     (Instr. 3 and 4)
                               Conver-                  Deemed       action     or Disposed     Expiration Date     ----------------
1.                             sion or     3.           Execution    Code       of(D)           (Month/Day/Year)              Amount
Title of                       Exercise    Trans-       Date,        (Instr.    (Instr. 3,      ----------------              or
Derivative                     Price of    action Date  if any       8)         4 and 5)        Date     Expira-              Number
Security                       Derivative  (Month/      (Month/      ------     ------------    Exer-    tion                 of
(Instr. 3)                     Security    Day/Year)    Day/Year)    Code V     (A)   (D)       cisable  Date       Title     Shares
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
5% Convertible Senior          $1.7545     10/21/02                  J(2)       80,669          Immed.   3/15/03    Common    80,669
Secured Debentures                                                                                                  Stock



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[TABLE CONTINUED BELOW]

[CONTINUATION OF TABLE FROM ABOVE]

                9.
                Number of        10.
                Derivative       Ownership
                Securities       Form of         11.
8.              Beneficially     Derivative      Nature
Price of        Owned Follow-    Security        of Indirect
Derivative      ing Reported     Direct (D) or   Beneficial
Security        Transaction(s)   Indirect (I)    Ownership
(Instr. 5)      (Instr. 4)       (Instr. 4)      (Instr. 4)
------------------------------------------------------------
See Note (2)    8,209,174        I               See Note (1)
under                                            under
Explanation                                      Explanation
of Responses                                     of Responses
below.                                           below.
------------------------------------------------------------

============================================================

Explanation of Responses:

(1)  The securities of Halsey Drug Co., Inc. ("Halsey") to which this note relates are held directly by Oracle Strategic Partners,
     L.P. ("Strategic Partners"). Strategic Partners holds, as of the date of this Form 4, 5% Convertible Senior Secured Debentures
     ("Debentures"), Common Stock Purchase Warrants ("Warrants") and Stock Options ("Options") of Halsey presently convertible into
     8,209,174 shares of Common Stock, 2,020,200 shares of Common Stock, and 30,000 shares of Common Stock of Halsey, respectively.
     Oracle Strategic Capital, L.L.C. ("Strategic Capital") serves as the general partner of Strategic Partners. The undersigned is the managing member of Strategic Capital. The undersigned does not directly own any Debentures, Warrants, Options or Common
     Stock of Halsey. In accordance with Instruction 4(b)(iv), the entire number of such Debentures, Warrants and Options held by
     Strategic Partners, related to the transactions reported on this Form 4, is reported herein. The undersigned disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of Section 16 of the Securities Exchange Act of 1934, except as to such securities representing the undersigned's pro rata interest in, and interest in the profits of,
     Strategic Partners.

(2)  The Debenture to which this note relates, in the principal amount of $141,534, was received as interest payment on pre-existing
     Debentures held by Strategic Partners. The Debenture to which this note relates is presently convertible into 80,669 shares of
     Common Stock of Halsey, reflecting a conversion price of $1.7545 per share of Common Stock. The Debenture to which this note relates is dated October 1, 2002, however it was not received by Strategic Partners until October 21, 2002.

      /s/ Larry N. Feinberg                                 October 23, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Larry N. Feinberg, as managing member of Oracle Strategic Capital, L.L.C., the general partner of Oracle Strategic Partners, L.P.

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
